New York	Madrid
MenloPark	Tokyo
Washington DC	Beijing
London	Hong Kong
Paris
Howard Zhang

Davis Polk & Wardwell llp 26/F, Twin Towers West B12, Jian Guo Men Wai Avenue Chao Yang District Beijing 100022	86 10 8567 5002 tel 86 10 8567 5102 fax howard.zhang@davispolk.com
CONFIDENTIAL
March 5, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549

Attention:	Jennifer Gowetski, Senior Counsel Kevin Woody, Accounting Branch Chief Erin Martin, Attorney-Advisor Howard Efron, Staff Accountant

Re:	China Lodging Group, Limited Registration Statement on Form F-1 Confidential Treatment Requested
Dear Ms. Gowetski:
          On behalf of our client, China Lodging Group, Limited, a corporation organized under the laws of the Cayman Islands (the “Company”), enclosed herewith please find 10 copies of the Company’s revised Registration Statement on Form F-1 (the “Registration Statement”) publicly filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2010. This revised Registration Statement has been marked to show changes to the draft confidentially submitted to the Commission on February 2, 2010. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

2
          The Company has responded to all of the Staff’s comments either by revising the Registration Statement to comply with the comment, or providing supplemental information as requested.
          The Company has also included in Annex A excerpts from (i) a report titled Analysis of Competition among Economy Hotel Chains in China, commissioned by the Company and issued in October 2009 and subsequently amended, which is referred to as the October 2009 Inntie Report, (ii) a report of the National Bureau of Statistics of China, and (iii) reports of the National Tourism Administration of China. We have highlighted the sections in these excerpts that support statements in the proposed artwork and on pages 76 and 77 of the Registration Statement, and have provided cross references to the corresponding disclosure in the Registration Statement. In addition, we are including with this submission Exhibit 4.2 (Specimen Certificate for Ordinary Shares of the Registrant) and Exhibit 16.1 (Letter from Ernst & Young Hua Ming regarding change in certifying accountant) to the Registration Statement.
          Set forth below are the Company’s responses to the comments contained in the letter dated February 19, 2010 from the Staff. The Company is submitting this response letter on a confidential basis consistent with the Commission’s procedures with respect to foreign private issuers. The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.
Proposed Artwork
1.	Please confirm that the proposed artwork will appear either in the front or back cover pages of the prospectus. Please also confirm that all of the pictures, including screen shots, contained in the proposed artwork are of your own products or services. Please note that it is generally inappropriate to include pictures that are not of your own products or services.

The Company respectfully advises the Staff that the proposed artwork will appear in the inside front cover, inside front cover gatefold and inside back cover pages of the prospectus. The Company also confirms that all of the pictures, including screen shots, contained in the proposed artwork are of its own products or services.

2.	We note your reference to “1,500,000 members.” Please revise to define “members.”

In response to the Staff’s comment, the Company has revised the proposed artwork to make it clear that “members” refer to “HanTing Club members.” The Company has also provided the exact number of HanTing Club members.

3
3.	We note your statements regarding “No. 1 Occupancy, No. 1 RevPAR, No. 1 Growth.” Please provide the basis for the statements. We note the current footnotes do not appear in a legible font.

The Staff’s comment is noted. The Company has included with this submission in Annex A excerpts from the October 2009 Inntie Report and has highlighted the sections in these excerpts that support these statements. In response to the Staff’s comment, the Company has enlarged the font size of the relevant footnotes to make them more conspicuous.
Management’s Discussion and Analysis, page 44
4.	We have reviewed your response to comment 3 in our letter dated January 29, 2010. Please revise your disclosure throughout the prospectus to clarify the terms of the transaction or transactions through which you acquired the noncontrolling interest in your three existing subsidiaries. For example, please clarify whether you issued warrants with respect to each existing subsidiary named on page 85 or how such acquisitions were funded.

In response to the Staff’s comment, the Company has revised page 85 of the Registration Statement to clarify the terms of these transactions.
Financial Statements
7. Debt, page F-26
5.	We note your disclosure which states that you had fully drawn down a RMB 172,000,000 credit facility as of December 31, 2009. Please tell us why your future payments schedule only totals RMB 137,000,000.

In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of the Registration Statement to clarify the borrowings and repayments during 2008 and 2009 under the RMB172,000,000 credit facility.
*     *      *      *

          If it would facilitate the Staff’s review of the Registration Statement, we would be pleased to provide an electronic version in PDF format.
          Should any questions arise, please do not hesitate to contact me at +86-10-8567-5002 or my colleague, Li He, at +86-10-8567-5005.
          Please acknowledge receipt of the submission by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.
          Thank you for your time and attention.
Yours sincerely,

Howard Zhang
Enclosures

cc:	Tuo (Matthew) Zhang, Chief Executive Officer
Min (Jenny) Zhang, Chief Financial Officer
China Lodging Group, Limited

John Wilde, Partner
Bonnie Zhang, Partner
Deloitte Touche Tohmatsu CPA Ltd.

Chris Lin, Partner
Simpson Thacher & Bartlett LLP

China 146;s robust economic!growth drives overall travel and tourism industry . According to the International Monetary Fund, China is one of the world 146;s fastest growing economies I with its gross domestic product, i 062;r GDP, growing at a CAGR ofjO.8% between 2003 and 20(J8, and is forecast to grow at a CAGR of 10.3% from 2010 to 2014. Domestic travel, the key target segment for economy hotels, is expected to Continue to grow significantly as domestic business activities expand and leisure traveling becomes moref frequent due to rising disposable income levels and economic growth.

As a result of increasing domestic ttavel, China 146;s total travel accommodations in terms of sales grew at a CAGR of 9.5% between 2003 and 20081according to Euromonitor International. In addition, in-bound international I travel grew at a CAGR offlr7^between 2001 and 20Q 167; according to the National Bureau of Statistics of China. Increasing domestic business travel, particularly with the growing importance of small and medium enterprises The significant increase in the number of small and medium enterprises has been one of the main drivers behind the expansion of domestic travel in China, contributing to the increase in demand for economy lodging. According to iResearch, the number of small and medium enterprises in China increased from 23.6 million in 2003 to 34.5 million in 2007, representing a CAGR of 10.0%, and is forecast to grow at a CAGR of 7.3% from 2010 to 2012. Because small and medium enterprises travelers are generally more cost-conscious due to their limited travel budget, they are more likely to stay at economy hotels tailored to their business needs. According to the 2009 China Economy Hotel Survey, in 2008, 42% of economy hotel guests were individual business travelers, many of them we believe were small and medium enterprises travelers. Rapidly growing domestic leisure travel as a result of higher disposable income and changing lifestyle Increase in Disposable Income. According to Euromonitor International, the number of households with annual disposable incomes over US$5,000 in China increased from 33.8 million in 2003 to 134.1 million in 2008, representing a CAGR of 31.7%, and is expected to reach 341.4 million by 2020, representing a CAGR of 8.1% from 2008. Domestic tourism in China is expected to continue the significant growth as a result of growing disposable income. China 146;s domestic tourism spending grew from RMB344.2 billion in 2003 to RMB777.1 billion in 2007 according to the National Bureau of Statistics of China, representing a CAGR of 22.6%. Change in Lifestyle.

With increased personal wealth, consumers are also changing their lifestyles; some of these changes have important implications for the economy hotel industry. Our observation is that the younger generation has demonstrated a higher interest in leisure travel as compared to older generations. As more companies in China adopt paid leave policy, we believe many consumers will utilize such paid leaves for leisure travel. In addition, increased car ownership will not only increase the ease of domestic leisure travel, but also change people 146;s travel habits 151; we note that people traveling in their own cars often prefer to choose and book accommodation themselves rather than participate in organized tours. According to the National Bureau of Statistics of China, car ownership per 100 households has increased from 0.5 in 2000 to 6.1 in 2007, representing an eleven-fold increase. We believe most leisure travelers are value-conscious and consider economy hotel chains their preferred choice of accommodation. Growth Trends Increasing attractiveness of branded economy hotel chains China 146;s lodging industry is still highly fragmented with branded economy hotel chains accounting for a small percentage of the industry. As of December 31, 2008, there were 2,805 economy chain hotels and 312,930 economy hotel chain rooms in China, according to the October 2009 Inntie Report.

Based on the estimated size of 313,640 hotels and 26,820,118 hotel rooms in China 146;s lodging industry excluding four and 76 five star hotels, branded economy hotel chains collectively only account for 0.9% and 1.2% of these hotels and hotel rooms, respectively. The penetration rate of branded economy hotels in China is still low when compared to the more developed markets. As of the end of 2008, there were an estimated 0.52 branded economy hotel rooms per 1,000 urban residents in China, compared to an estimated 3.04 branded economy hotel rooms per 1,000 urban residents in the U.S. market. Moreover, China 146;s urban resident base will continue to expand as its urbanization continues. China 146;s urban population is expected to reach more than 728 million by 2020, representing more than 53% of the estimated population of China in 2020 compared to 46% in 2008, according to the Euromonitor International.

Economy Hotel Penetration Comparison China U.S. Number of Branded Economy Hotel Chain Rooms in 2008 312,930C1) 755,369(2) Urban Population (in thousands) in 2008C3) 602,317 248,336 Urban Population as % of Total Population in 200SC3) 45.6% 81.7% Number of Branded Economy Hotel Rooms per 1,000 Urban Residents* 0.52 3.04 Source: (1) October 2009 Inntie Report (2) Smith Travel Research (3) Euromonitor International, 2009 * Represents the ratio of the number of branded economy hotel chain rooms in 2008 to urban population (in ^ 166; 151; 151; thousands) in 2008 /^^~\$ ~~ 2- / According to a 2007 report by the National Tourism Administration of China, brandaQ econorrry*Kotel chains offer similar price range and have often outperformed lower-star-rated hotels in attracnnjjcustomers.

I From 2001 to 20Q 167;, the number of .one star hotels in China actually declined at a CAGR ofj 163;2% 062; according to the National Tourism Administration of China. Stand-alone lodging facilities may find it increasingly difficult to compete with branded economy hotel chains due to their geographic distribution, economy of scale, operating efficiency and superior branding. Leading branded economy hotel chains expect to continue to gain market share over time, as customers will be increasingly drawn to their consistent product and service offerings, competitive pricing, efficient customer support and reservation systems, broad geographic networks, and other benefits such as loyalty programs which stand-alone lodging facilities cannot offer. Emerging segmentation within the economy hotel industry Most of China 146;s branded economy hotel chains offer relatively homogeneous products. They operate in a relatively narrow price band, with 51% of the hotel rooms priced in the RMB150 to RMB200 per room night range and 26% of the hotel rooms priced in the RMB200 to RMB300 per room night range, according to the March 2009 Inntie Report. In addition, the price range primarily reflects the impact of geographical differences in hotel locations rather than the product offerings. As China 146;s lodging market continues to evolve, the demand for further segmentation within the economy hotel industry is expected to increase, driven by consumers looking for products and services that are more sophisticated and tailored.

For example, we believe large domestic and multinational corporations are increasingly looking for branded mid-scale hotels with higher quality products and services than economy hotels to accommodate the travel needs of their management staff. On the other hand, budget hotels with a price range of RMB100 to RMB150 may cater to the growing domestic leisure segment, particularly among by students and other young travelers with limited budgets. Therefore, hotel operators that can develop products at different price ranges to cater for different customer bases will likely enjoy higher growth potential. International Visitors to China by Purpose (Ten thousand people times) year 2001 2002 2003 2004 2O0 167; 2008 2007 2008 CAGR Meeting /Business 193.5 322.0 290.2 3S6.1 459.8 554.8 696 1 5678 148; 162% / d H Sightseeing and Leisure 492,4 556.1 430.7 741.2 934.5 1,133.2 1,314.1 1,204.0 136% /~T (7 ~ 148; U Visiting Relatives and Frienc 39.3 41.3 24.7 37.6 40.5 17 0 8 0 6 8 -22 2% / 151;S Worker and Crew 123.9 153.3 152.5 175,5 201.2 209.2 233^3 2342 89% / 176;*hers 263.6 271.3 242.2 352.8 369.5 306.7 359.5 410 8 A5% / Total 1 062; 171;2-6 1,344.0 1,140.3 1,693.3 2,025.5 2,221.0 2,611.0 2,432.5 (C7%S Year 2001 2002 2003 2004 2005 .2006 20D7 Meeting/Business 17.7% 24.0% 25.4% 22.8% 22.7% 25.0% 26.7% Sightseeing and Leisure 43,9% 41.4% 37.8% 43.3% 46.1% 510% 50 3% Visiting Relatives and Frienc 3.5% 3.1% 2.2% 2.2% 2.0% 0 8% 03% Worker and Crew 11.5% 11.4% 13.4% 10.4% 9.9% 9 4% 8 9% 0th8rs 23.5% 20.2% 21.2% 20.8% 19.2% 13.8% 13.8% Toial 100.0% 100,0% 100.0% 100.0% 100.0% 100.0% 100.0% Chita

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BOWNE INTEGRATED TYPESETTING SYSTEM Site: BOWNE OF HONG KONG Phone: 852-2526-0688 Operator: BHK10042 Date: 5-MAR-2010 11:57:56.15
Name: PROJECT WANJIA YROJ [E/O] CRC: 57765 EDGAR 2 BOM H03703 704.02.01.00 0/2
H03703.SUB, DocName: EX-4.2, Doc: 3, Page: 1
Description: Exhibit 4.2

Exhibit 4.2

Incorporated in the Cayman Islands

China Lodging Group, Limited

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share Ordinary	Par Value US$0.0001
Date of Record	Certificate Number	% Paid 100.00

SPECIMEN

The above shares are subject to the Memorandum and Articles of Association of the Company and transferrable in accordance therewith and the provisions appearing on the reverse hereof.

Given under the Common Seal of the Company

______________________ Director ______________________ Director/Secretary

. . 95; 95; 95;j 151; http://wwxnta.gov.cn/htrnJ/2009-9/2009-9-28-9-30-78465_2.html 2/25/2010 li t % H # 1i || { | | I | I March 5,2010 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Gentlemen: We have read Item 4(d) of Form F-l of China Lodging Group, Limited dated March 5, 2010 and are in agreement with the statements contained in paragraph 3 in the section 147;Change in Accountants 148; included therein. We have no basis to agree or disagree with other statements of the registrant contained therein. Ernst 038; Young Hua Ming Shanghai, The People 146;s Republic of China